EXHIBIT 2.1

PURCHASE AGREEMENT

Dated as of May 27, 2005

between

JDS UNIPHASE CORPORATION

AND

EMCORE CORPORATION

TABLE OF CONTENTS

ARTICLE I     DEFINITIONS

1.1     Defined Terms
1.2     Other Defined Terms
1.3     Rules of Construction

ARTICLE II     PURCHASE AND SALE

2.1     Transfer and Contribution of the Equity Interests and the Acquired Assets
2.2     Excluded Assets
2.3     Assumed Liabilities
2.4     Excluded Liabilities
2.5     Further Assurances; Post-Closing Asset Transfers; Settlement of Accounts Receivable

ARTICLE III     PURCHASE PRICE; CLOSING

3.1     Purchase Price
3.2     Allocation of Purchase Price
3.3     Closing
3.4     Closing Deliveries

ARTICLE IV     REPRESENTATIONS AND WARRANTIES

4.1     Representations and Warranties of the Seller
4.2     Representations and Warranties of the Buyer
4.3     No Other Representations or Warranties of the Parties

ARTICLE V     COVENANTS

5.1     Confidentiality
5.2     Equity Interests; K2 Optronics Documents
5.3     Public Announcements
5.4     Certain Tax Matters
5.5     Post-Closing Books and Records; Regulatory Assistance
5.6     Employees
5.7     Use of Trademarks
5.8     Real Property License
5.9     Non-Solicitation; Non-Hire
5.10    Non-Competition
5.11    Warranty Claims
5.12    Compliance with ITAR

ARTICLE VI    INDEMNIFICATION

6.1     Indemnification Obligations of the Seller
6.2     Indemnification Obligations of the Buyer
6.3     Indemnification Calculations

ARTICLE VII   MISCELLANEOUS

7.1     Notices
7.2     Counterparts
7.3     Entire Agreement
7.4     No Third-Party Beneficiaries
7.5     Assignment
7.6     Amendment and Modification; Waiver
7.7     Expenses
7.8     Enforcement; Jurisdiction
7.9     Waiver of Jury Trial
7.10    Seller Disclosure Schedule
7.11    Mutual Drafting
7.12    Governing Law
7.13    Severability

Exhibits

Exhibit A     Form of Intellectual Property Agreement
Exhibit B     Form of Registration Rights Agreement
Exhibit C     Product List & Roadmap
Exhibit D     Form of Services Agreement
Exhibit E     Form of Supply Agreement

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is dated as of May 27, 2005 and is between JDS UNIPHASE CORPORATION, a Delaware corporation (“Seller”) and EMCORE CORPORATION, a New Jersey corporation (the “Buyer”).

W I T N E S S E T H :

WHEREAS, the Seller is engaged, in part, in the Business (as defined herein);

WHEREAS, the Buyer desires to purchase from the Seller, and the Seller desires to sell, transfer, convey and deliver to the Buyer, the Acquired Assets (as defined in Section 2.1), subject to the assumption by the Buyer of the Assumed Liabilities (as defined in Section 2.3), upon the terms and conditions set forth herein;

WHEREAS, the Buyer desires to purchase from the Seller and the Seller desires to sell, transfer, convey and deliver to Buyer, all of the Seller’s shares of Series C Preferred Stock of K2 Optronics, Inc. (the “Equity Interests”), subject to the terms and conditions set forth herein; and

WHEREAS, each of the parties has obtained the requisite corporate approval to consummate the transactions contemplated in this Agreement;

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Defined Terms. Defined terms used in this Agreement have the meanings ascribed to them as follows:

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Documents” means each of the Intellectual Property Agreement, the Services Agreement, the Registration Rights Agreement, the Supply Agreement and any other certificate, agreement, document or other instrument, other than this Agreement, required to be executed and delivered by any of the parties to this Agreement in connection with the transactions contemplated hereby.

“Assumed Contracts” shall mean the Contracts identified in Section 1.1(i) of the Seller Disclosure Schedule.

“Books and Records” shall mean the collective reference to all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium relating exclusively to the Business.

“Business” shall mean the CATV Business, the FTTX Business, and the Specialty Products Business, in each case as conducted by the Business Employees at the Seller’s facility in Ewing, New Jersey or as described in the Product List & Roadmap.

“Business Day” shall mean any day other than (i) a Saturday or Sunday or (ii) a day on which banks in New York City or San Jose, California are required or authorized by law, executive order or governmental decree to be closed.

“Buyer Disclosure Schedule” shall mean the disclosure schedule delivered by the Buyer to the Seller on the date hereof.

“CATV Business” shall mean the design, development, manufacture, marketing, and sale of hybrid fiber coax (HFC) directly or externally modulated optical transmitters, modules, board-level products, subsystems, optical amplifiers, and receivers for the distribution or delivery of non-digital signals (e.g., amplitude modulation, frequency modulation, or QAM) in CATV systems for the provisioning of video, voice, data and audio data.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement dated March 15, 2005 between the Buyer and the Seller.

“Contracts” shall mean all contracts, agreements, leases, subleases, licenses, purchase orders (including, for the avoidance of doubt, confirmed purchase orders), instruments of indebtedness, mortgages, deeds of trust, guarantees and any other binding contractual arrangements.

“dollars” or “$” shall mean United States dollars.

“Environmental Laws” shall mean the pollution or environmental protection laws and regulations in effect as of the date hereof, including laws and regulations relating to emissions, discharges, releases or threatened releases of pollutants, contaminants or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the treatment, storage, disposal, transport, or handling of any pollutant, contaminant or hazardous or toxic substance, material or waste.

“Environmental Liabilities” means all liabilities arising in connection with or relating to the Business, any property now or previously utilized in connection with the Business, or the Acquired Assets that arise under or relate to any Environmental Laws, to the extent resulting from actions occurring or conditions existing on or before the Closing Date.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“FTTX Business” shall mean the design, development, manufacture, marketing, and sale of directly or externally modulated optical transmitters, transceivers, modules, high power optical amplifiers and receivers for FTTX systems, as well as board level products and subsystems for video overlay applications for FTTX systems including AM-VSB and QAM transport, as conducted by the Business Employees at the Seller’s facility in Ewing, New Jersey or as described in the Product List & Roadmap.

“Governmental Authority” shall mean any federal, state, municipal, foreign or other governmental body, department, commission, board, bureau, agency, court or instrumentality, domestic or foreign.

“Intellectual Property” shall mean all U.S. and foreign intellectual property, including (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) mask works, copyrights and copyrightable subject matter, (iv) rights of publicity, (v) moral rights and rights of attribution and integrity, (vi) computer programs (whether in source code, object code, or other form), databases, compilations and technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (vii) trade secrets and all confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, and (viii) all rights in the foregoing.

“Intellectual Property Agreement” shall mean the license agreement in the form of Exhibit A.

“Inventories” shall mean all items identified on Section 1.1(ii) of the Seller Disclosure Schedule, as may be amended pursuant to the Services Agreement and the Inventory Acceptance Plan, along with any other inventories of the Seller, wherever located, including finished goods, trade samples, work in process, raw materials, RMA items, excess & obsolete (“E&O”) items, spare parts, and all other materials and supplies to be used or consumed in the Business.

“Inventory Acceptance Plan” shall mean the terms, conditions, and schedule regarding the process by which the Inventories will be segregated, counted, and tracked after the Closing Date as set forth in Exhibit A to the Services Agreement.

“Inventory Amount” shall mean $3,834,092 (the “Initial Inventory Amount”), being the aggregate Book Value of the Inventories set forth on Section 1.1(ii) of the Seller Disclosure Schedule as of the Closing, subject to adjustment as described in Section 3.1(b).

“Knowledge of Buyer” (or similar phrase in any form) shall mean, with respect to any matter in question, the actual knowledge of the following individuals: Scott Massie and Hong Hou.

“Knowledge of Seller” (or similar phrase in any form) shall mean, with respect to any matter in question, the actual knowledge of the following individuals: Dhrupad Trivedi, Frank Smith, Frank Weiss and Minoo Zohouri.

“Liabilities” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

“Licenses and Permits” shall mean all licenses, permits, exemptions, orders, consents, franchises, certificates, approvals and other authorizations that are required by Governmental Authorities to conduct the Business as it is presently conducted.

“Liens” shall mean any liens, charges, mortgages, pledges, security interests or other encumbrances.

“Material Adverse Effect” shall mean a material adverse effect on the ability of a party to perform its obligations under, or to consummate the transactions contemplated by, this Agreement, or any event, change, circumstance or effect that is, or is reasonably likely to be, materially adverse to the financial condition or results of operations of the Business taken as a whole.

“Permitted Liens” shall mean, collectively, with respect to the Business, (i) Liens on debt existing on the date hereof, which debt has been disclosed to the Buyer, (ii) Liens for Taxes not yet payable or the validity of which are being contested in good faith by appropriate, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, landlord’s, carrier’s, materialmen’s or other like Liens, including all statutory Liens arising or incurred in the ordinary course of business consistent with past practice, (iv) any conditions that might be shown by a current, accurate survey or physical inspection, (v) Liens to secure capital lease obligations, (vi) any Lien created to secure purchase money indebtedness that is an Assumed Liability, (vii) Liens incurred pursuant to actions of the Buyer or its Affiliates, (viii) liens or title retention arrangements arising under the original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of the Business and (ix) Liens that are immaterial to the Business.

“Person” shall mean any individual, corporation, partnership, firm, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Proceeding” shall mean any action, suit, dispute, litigation, proceeding, hearing or claim before any Governmental Authority or arbitral or similar forum, at law or in equity.

“Product List & Roadmap” shall mean the Business’ products as of the Closing Date, the Business’ products and technologies under development as of the Closing Date, and the prospective extensions of the Business’ products and technologies as set forth in Exhibit C.

“Registration Rights Agreement” shall mean the registration rights agreement in the form of Exhibit B.

“Seller Disclosure Schedule” shall mean the disclosure schedule delivered by the Seller to the Buyer on the date hereof.

“Services Agreement” shall mean the transition services agreement in the form of Exhibit D.

“Specialty Products Business” shall mean the design, development, manufacture, marketing, and sale of directly or externally modulated optical transmitters, modules, board-level products, subsystems, optical amplifiers, and receivers for the distribution or delivery of analog and digital signals for government, military, defense, municipal or commercial communication systems, not including commercial telecom or datacom applications as conducted by the Business Employees at the Seller’s facility in Ewing, New Jersey or as described in the Roadmap.

“Subsidiary” and “Subsidiaries” shall mean any corporation, limited liability company, partnership, joint venture, trust, association, organization or other entity in which a Person directly or indirectly owns 50% or more of the aggregate voting stock. For purposes of this definition, “voting stock” means stock or other interests that ordinarily has voting power for the election of directors or managers.

“Supply Agreement” shall mean the supply agreement in the form of Exhibit E.

“Tangible Assets” shall mean all items identified on Section 1.1(iii) of the Seller Disclosure Schedule, along with any other machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories) of every kind owned or leased by the Seller and used primarily in or necessary for the conduct of the Business; provided that any leased assets not listed on Section 1.1(iv) of the Seller Disclosure Schedule that Seller is prohibited from transferring shall not be deemed Tangible Assets.

“Taxes” shall mean all taxes, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Taxing Authority, which taxes shall include all income or profits taxes (including federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, transfer taxes, and other obligations of the same or of a similar nature to any of the foregoing, which the Seller is required to pay, withhold or collect.

“Taxing Authority” shall mean any domestic, foreign, national, state, county or municipal or other local governmental, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Tax Returns” shall mean all reports, estimates, declarations of estimated Tax, claims for refund, information statements and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transfer Taxes” shall mean all transfer, documentary, sales, use, stamp, excise, conveyance, recording, license, registration, and other similar taxes (including all applicable real estate transfer taxes).

“Venture Inventories” shall mean all items identified on Section 1.1(iv) of the Seller Disclosure Schedule, which were purchased from Venture by Fabrinet and are currently owned by Fabrinet as a contract manufacturer for the Business.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, as amended.

1.2    Other Defined Terms.  The following capitalized terms are defined in this Agreement in the Section indicated below:

Defined Term	Section
Acquired Assets	2.1(b)
Agreement	Preamble
Allocation	3.2
Assigned Intellectual Property	4.1(q)(ii)
Assumed Liabilities	2.3(b)
Benefit Plans	4.1(o)(ii)
Book Value	3.1
Business Employees	4.1(o)
Buyer	Preamble
Buyer Indemnified Parties	6.1(a)
Buyer Losses	6.1(a)
Buyer Securities	4.1(t)
Cap Amount	6.1(b)(iii)
Closing	3.3
Closing Date	3.3
Competitive Activities	5.10
De Minimis Losses	6.1(b)(ii)
Equity Interests	Recitals
Ewing Facility	5.8
Excluded Assets	2.2
Excluded Liabilities	2.4
Fabrinet	5.8
Final Payment Date	3.1
Financial Information	4.1(e)
Hazardous Substance	4.1(n)(iii)
Initial Purchase Price	3.1(a)
K2 Agreement	5.2(a)
Licensed Intellectual Property	4.1(q)(ii)
Losses	6.2(a)
Permitted Goods and Services	5.10
Purchase Price	3.1(a)
Restrictive Provisions	5.2(a)
Seller	Preamble
Seller Indemnified Parties	6.2(a)
Seller Losses	6.2(a)
Seller Trademarks	5.7
Subject Date	5.2(a)
Transition Employee	5.6(a)(iii)
Transferred Employee	5.5(a)(i)
Threshold	6.1(b)(ii)

1.3    Rules of Construction. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections and Exhibits shall be deemed references to Articles and Sections of, and Exhibits to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. All references to contracts, agreements, leases or other arrangements shall refer to oral as well as written matters. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1    Transfer and Contribution of the Equity Interests and the Acquired Assets. Subject to the terms and conditions of this Agreement, on or prior to the Closing Date, the following transactions will occur in the following order:

(a)  Subject to Section 5.2, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire, all of the Seller’s direct and indirect right, title and interest in and to the Equity Interests.

(b)  At the Closing, the Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire all of the Seller’s direct and indirect right, title and interest in and to the following assets (all such assets, other than the Excluded Assets referred to in Section 2.2 hereof, being the “Acquired Assets”):

(i)  the Tangible Assets;

(ii)  the Assigned Intellectual Property;

(iii)  the Assumed Contracts;

(iv)  the Inventories;

(v)  a copy of the customer lists used primarily in the Business;

(vi)  all rights in and under all express or implied guarantees, warranties, representations, maintenance and similar rights in favor of the Seller with respect to the Acquired Assets described in clauses (i) through (v) above to the extent that such rights are transferable by the Seller to the Buyer.

2.2    Excluded Assets. Except to the extent listed on Section 1.1(ii) or 1.1(iv) of the Seller Disclosure Schedule, the Acquired Assets shall not include any of the following assets (collectively, the “Excluded Assets”):

(a)  intercompany assets and assets (including all rights, properties, claims and Contracts) utilized primarily in any business other than the Business;

(b)  capital stock owned by the Seller other than the Equity Interests;

(c)  cash and cash equivalents or similar type investments, bank accounts, certificates of deposit, Treasury bills and other securities and any proceeds therefrom and all accounts receivable relating to products shipped, or services performed, by the Business prior to the Closing Date;

(d)  rights relating to deposits and prepaid expenses and claims for refunds and rights to offset in respect thereof;

(e)  any current Taxes receivable, deferred Tax assets and prepaid Taxes, Tax payments due from Affiliates, and entitlements to refunds or credits for Taxes of the Seller;

(f)  all Contracts other than the Assumed Contracts;

(g)  all Intellectual Property of the Seller that is not specifically addressed by the Intellectual Property Agreement, including without limitation any Trademarks comprising or containing the terms “JDS Uniphase” or “JDSU” (subject to Section 5.7);

(h)  all real property, including all buildings, structures, fixtures and other improvements situated thereon;

(i)  all claims, demands, deposits, refunds, rebates, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment to the extent relating to any of the Excluded Assets or Excluded Liabilities;

(j)  the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, shares of capital stock, blank stock certificates and other documents relating to the organization, maintenance and existence of the Seller as a corporation;

(k)  all personnel records and other records that the Seller is required by law to retain in its possession or is not permitted under law to be provided to the Buyer;

(l)  all rights in connection with, and assets of, any Benefit Plans;

(m)  all insurance policies and rights thereunder;

(n)  all rights of the Seller under this Agreement, or the transactions contemplated hereunder and thereunder; and

(o)  all records prepared in connection with the sale of the Business to the Buyer.

2.3    Assumed Liabilities.

(a)  Except to the extent specified in Section 2.3(b), the Buyer will not assume any Liability of the Seller whatsoever, and the Seller will retain responsibility for all of its Liabilities of the Business, including all Liabilities arising from the Business prior to the Closing, whether or not accrued and whether or not disclosed.

(b)  Effective as of the Closing, the Buyer hereby assumes and agrees to pay, perform and discharge when due all Liabilities (other than the Excluded Liabilities) of Seller, of every kind, nature, character and description (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due) which are set forth below (collectively, the “Assumed Liabilities”):

(i)  all Liabilities arising from the conduct of the Business or the operation of the Acquired Assets on and after the Closing Date, including, without limitation, Liabilities arising from the use of any Seller Trademarks after the Closing Date pursuant to Section 5.7 and Liabilities arising from claims by Fabrinet relating to the Venture Inventories;

(ii)  subject to and accordance with Section 5.11, all Liabilities to Seller’s customers arising under warranty claims for products sold by the Business prior to the Closing which have not been satisfied by the Seller as of the Closing;

(iii)  all Liabilities to Seller’s customers incurred by Seller in the ordinary course of the Business for nondelinquent orders outstanding as of the Closing Date reflected on Seller’s Books and Records; and

(iv)  all Liabilities for which the Buyer has expressly assumed responsibility pursuant to this Agreement.

2.4    Excluded Liabilities. Buyer shall not assume or be obligated to pay, perform or otherwise assume or discharge any liabilities or obligations of Seller or any Affiliate of Seller, whether direct or indirect, known or unknown, absolute or contingent, except for the Assumed Liabilities (all of such liabilities and obligations not so assumed being referred to herein as the “Excluded Liabilities”). For the avoidance of doubt, the parties agree that the Excluded Liabilities include, but are not limited to, any and all liabilities or obligations set forth or described in paragraphs (a) through (h) below. Seller or a Subsidiary shall pay, perform and discharge all such Excluded Liabilities, including the following:

(a)  all Liabilities relating to the Excluded Assets (unless specifically included as an Assumed Liability under Section 2.3);

(b)  all Liabilities that are not expressly assumed by Buyer pursuant to Section 2.3;

(c)  any Taxes of the Seller for periods or portions thereof ending on or prior to the Closing Date;

(d)  all Liabilities for legal, accounting and audit fees and any other expenses incurred by the Seller in connection with this Agreement;

(e)  all Liabilities of the Business arising from or in connection with the conduct of the Business prior to the Closing Date, except as otherwise assumed by the Buyer pursuant to this Agreement;

(f)  all Liabilities related to Contracts that are not Assumed Contracts;

(g)  all Liabilities for raw materials, parts, components, or other supplies used in the Business that are owned by third parties, except where the subject of an Assumed Contract or where part of the Venture Inventories.

(h)  any action, suit, claim, demand, or proceeding regarding the Business arising or accruing prior to the Closing Date;

(i)  Environmental Liabilities (including, for the avoidance of doubt, the proceeding pursuant to the New Jersey Industrial Site Recovery Act resulting from the parties hereto entering into this Agreement) relating to the operation of the Business prior to the Closing Date;

(j)  all Liabilities relating to employee compensation or benefits (including without limitation obligations arising under retention or severance agreements, health care plans, insurance plans, 401k or pension plans, COBRA, WARN, or ERISA) of any Business Employee relating to employment with Seller;

(k)  all Liabilities relating to product defects for products shipped prior to the Closing Date;

(l)  all Liabilities relating to export of products prior to the Closing Date; and

(m)  any Liabilities or obligations of Seller arising out of or relating to its performance under this Agreement (regardless of whether such performance is required before or after the Closing Date), including without limitation any obligation arising under the Indemnification obligations of Seller under Article VI.

2.5    Further Assurances; Post-Closing Asset Transfers; Settlement of Accounts Receivable.

(a)  From time to time, at the request of the Buyer or the Seller, whether at or after the Closing Date, the Buyer or the Seller, as the case may be, shall, and shall cause their respective Affiliates to, execute and deliver such further instruments of conveyance, transfer, assignment and assumption, cooperate and assist in providing information for making and completing regulatory filings, and take such other actions as the Buyer or the Seller, as the case may be, may reasonably require of the other party to more effectively assign, convey and transfer to such party the Acquired Assets, and to have the Buyer assume the Assumed Liabilities, in each case as contemplated by this Agreement.

(b)  To the extent that the sale or assignment of any Assumed Contract or other Acquired Asset to the Buyer hereunder shall require the consent of another party, this Agreement shall not constitute an agreement to sell or assign the same if an attempted sale or assignment would constitute a breach thereof. The Seller will use its diligent efforts to obtain the consent of the other parties to such Assumed Contracts for the assignment thereof to the Buyer, provided, however, that the Seller shall not be obligated to make any payment or take any other action detrimental to the Seller to obtain any such consent. If any such consent is not obtained, the Seller shall, and shall cause its Affiliates to, cooperate with the Buyer in any arrangement reasonably requested by the Buyer to provide for the Buyer the benefits under any such Assumed Contract, including the enforcement at the cost of and for the benefit of the Buyer of any and all rights thereunder of the Seller or their respective Affiliates against the other party thereto. If and when such consents are obtained, the transfer of the applicable Assumed Contract or other Acquired Asset will be effected in accordance with the terms of this Agreement.

(c)  To the extent that any of the assets transferred to the Buyer as contemplated herein include rights or assets that (i) are necessary for the operation of any business (other than the Business) of the Seller or its Affiliates, and (ii) were used by the Seller or any of its Affiliates prior to Closing, the Buyer agrees, to the extent possible, to transfer, convey, assign, license, sublicense or enter into another arrangement with respect to such rights or assets so that the Seller and its Affiliates have the benefits (subject to the burdens) of such rights and assets for such other business; provided that the foregoing shall not require the Buyer to permit the Seller or its Affiliates to use such rights or assets in the Business or to transfer, convey, assign, license, sublicense or enter into such other arrangement if such action precludes the Buyer from using such rights or assets in the Business.

(d)  If and to the extent that the Buyer identifies any asset which is used primarily in the Business, but which was not included in the Acquired Assets and was not listed as an Excluded Asset, then, subject to Section 2.5(b) above, the Seller shall promptly transfer such asset to the Buyer at no additional cost and such transferred asset shall be considered an “Acquired Asset” for all purposes hereunder, including Section 2.3; provided that the Buyer shall also assume any obligations relating to any such Acquired Asset, including obligations under Contracts assigned to the Buyer pursuant to this Section 2.5(d).

(e)  In the event that the Buyer receives payment with respect to an account receivable of the Business arising from a product shipped, or a service performed, by the Business prior to the Closing Date, the Buyer shall promptly remit such payment to the Seller. In the event that the Seller receives payment with respect to an account receivable of the Business arising from a product shipped, or a service performed, by the Business on or after the Closing Date, the Seller shall promptly remit such payment to the Buyer.

ARTICLE III

PURCHASE PRICE; CLOSING

3.1    Purchase Price. (a) The aggregate consideration for the sale and transfer of the Acquired Assets and Equity Interests is equal to: (x) $1,000,000 (which is payable at Closing) plus the Inventory Amount (which is payable over two years as described below and subject to adjustment as described in Sections 3.1(b) and 5.2) (collectively, the “Purchase Price”), plus (y) the assumption of the Assumed Liabilities as provided in Section 2.3. At the Closing, the Buyer shall pay to the Seller by wire transfer $1,000,000 in immediately available funds (the “Initial Purchase Price”) to an account specified by the Seller. In addition, subject to Section 3.1(b), the Buyer shall pay to the Seller by wire transfer in immediately available funds an amount equal to the Inventory Amount, payable as follows: (i) within thirty (30) days after the end of each of the seven fiscal quarters of the Seller occurring after the Closing Date (beginning with the fiscal quarter ending September 30, 2005, which shall cover the period from the Closing Date to the end of such fiscal quarter), an amount equal to the book value as listed on Section 1.1(ii) of the Seller Disclosure Schedule (or if not so listed, the book value recorded in the Books and Records of the Seller as of the Closing Date) (the “Book Value”) of any Inventories (other than E&O items described in Section 1.1(ii) of the Seller Disclosure Schedule, which shall have a Book Value of $0) utilized, consumed or otherwise disposed of by the Buyer in the conduct of the Business during each such fiscal quarter and (ii) within thirty (30) days after the second anniversary of the Closing (the “Final Payment Date”), the Buyer shall pay to the Seller an amount equal to the positive difference, if any, between the Inventory Amount (as finally determined in accordance with Section 3.1(b) and the Inventory Acceptance Plan), minus the aggregate amount of payments previously made by the Buyer pursuant to clause (i); provided, that, on the Final Payment Date, the Buyer shall be entitled to tender for return to the Seller any Inventories (other than E&O items described in Section 1.1(ii) of the Seller Disclosure Schedule), any Venture Inventories, or any raw materials, parts, components, or other supplies purchased by Buyer under the Acquired Contracts having an aggregate Book Value (or the price paid by Buyer, in the case of the Venture Inventories and items purchased by Buyer under the Assumed Contracts) of up to $1,000,000 (the “Put Amount”), subject to adjustment as described below, and the amount owed by the Buyer to the Seller on the Final Payment Date shall be reduced, dollar for dollar, by the value of any such tendered items; provided that the Seller may authorize the Buyer to dispose of such tendered items (including without limitation classifying any such items as E&O) in lieu of physically returning such items to the Seller. In the event that the Buyer cancels without any liability to Buyer any of the open vendor purchase orders of the Business identified in Section 1.1(i) of the Seller Disclosure Schedule (the “Cancelled Vendor POs”), the Put Amount shall be reduced by an amount equal to the product of (i) .15 and (ii) the aggregate value of any and all Cancelled Vendor Pos. Buyer shall use its best efforts to cancel any open vendor purchase orders that are not needed by the Buyer in the Business and can be cancelled without liability to the Buyer on or prior to June 30, 2005, and the Seller shall use its best efforts to assist the Buyer in such cancellation process.

(b) The Buyer and the Seller hereby agree that, in the event that the aggregate Book Value of the Inventories, as finally determined by the Buyer and the Seller in accordance with the Inventory Acceptance Plan (the “Final Inventory Amount”, is different than the Initial Inventory Amount, the Inventory Amount shall be deemed to be an amount equal to such finally-determined aggregate Book Value amount for purposed of Section 3.1(a) (provided, that in no event shall the Final Inventory Amount exceed 105% of the Initial Inventory Amount) and the Purchase Price shall be deemed to be correspondingly increased or decreased, dollar for dollar, based on the amount of any such increase or decrease in the Inventory Amount.

3.2    Allocation of Purchase Price.  The Seller shall prepare and deliver to the Buyer an allocation of the Purchase Price (the “Allocation”) after the Closing in a manner consistent with the provisions of Section 1060 of the Code and the Treasury regulations promulgated thereunder. The Buyer shall have thirty (30) Business Days to review and object to such allocation by delivering to the Seller a written statement setting forth the Buyer’s reasonable objections. If the Buyer fails to deliver any objection within such period, the allocation prepared by the Seller shall be deemed to have been accepted by the Buyer. If the parties cannot timely agree on such allocation, the parties shall submit any dispute to a mutually acceptable, nationally recognized accounting firm. The Buyer and the Seller agree not to take any actions inconsistent with the Allocation in any relevant Tax returns or filings, including any forms or reports required to be filed pursuant to section 1060 of the Code, the Treasury Regulations promulgated thereunder or any provisions of local, state and foreign law, and to cooperate in the preparation of any such forms or reports and to file such forms and reports in the manner required by applicable law.

3.3    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”, and the date on which the Closing occurs, the “Closing Date”) shall take place on the close of business on the date hereof at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto; provided, that, for the avoidance of doubt, no parties shall be obligated to attend the Closing.

3.4    Closing Deliveries.

(a)  At the Closing, the Seller shall deliver, or cause to be delivered, to the Buyer the following:

(i)  subject to Section 5.2, the stock certificates representing any Equity Interests, duly endorsed in blank or accompanied by stock transfer powers;

(ii)  a certificate of an officer of the Seller, dated the Closing Date, to the effect that the representations and warranties of the Seller contained in this Agreement are true and accurate and that the Seller has performed in all materials respects all obligations and agreements and complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by the Seller at the Closing Date;

(iii)  a bill of sale transferring under applicable laws all Tangible Assets and Inventories included in the Acquired Assets to the Buyer;

(iv)  bills of sale, assignments and any other appropriate instruments of sale and conveyance, in form and substance reasonably acceptable to the Seller and the Buyer, transferring all Assigned Intellectual Property to the Buyer (it being understood and agreed that Buyer, at its own expense, shall (a) prepare any and all individual assignment documents that are required in all applicable countries and are reasonably acceptable to the Seller, and (b) record such documents in all applicable government offices);

(v)  subject to Section 2.5, assignments or, where necessary, subleases, in form and substance reasonably acceptable to Buyer, assigning or subleasing to Buyer or its wholly-owned subsidiary under applicable laws all Assumed Contracts;

(vi)  the Intellectual Property Agreement, the Services Agreement, the Registration Rights Agreement and the Supply Agreement, in each case executed by the Seller; and

(vii)  FIRPTA certificates as required by Section 1445 of the code and the regulations promulgated thereunder indicating that no withholding is required in connection with the sale of the Acquired Assets.

(b)  At the Closing, the Buyer shall deliver, or cause to be delivered, to the Seller the following:

(i)  a certificate of an officer of the Buyer, dated the Closing Date, to the effect that the representations and warranties of the Buyer contained in this Agreement are true and accurate and that the Buyer has performed in all materials respects all obligations and agreements and complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by the Buyer at the Closing Date;

(ii)  an undertaking, in form and substance reasonably satisfactory to the Buyer and the Seller, pursuant to which the Buyer shall, on and as of the Closing Date, assume and agree to pay, perform and discharge when due, all of the Assumed Liabilities contemplated by Section 2.5(a) and such other instruments as the Seller may reasonably request in order to effect the assignment to and assumption by the Buyer of the Assumed Liabilities; and

(iii)  the Intellectual Property Agreement, the Services Agreement, the Registration Rights Agreement and the Supply Agreement, in each case executed by the Buyer.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1    Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Buyer as follows:

(a)  Due Organization of Seller. The Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Seller (i) has all requisite corporate power and authority to own the Acquired Assets and to carry on the Business as it is now being conducted, and (ii) is in good standing and is duly qualified to transact the Business in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

(b)  Authorization and Validity of Agreement. The Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby (including the execution and delivery of the Ancillary Documents) have been duly authorized by all requisite action of the board of directors of the Seller, and no other corporate or other action on the part of the Seller is or will be necessary for the execution, delivery and performance by the Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Ancillary Documents will be, duly executed and delivered by the Seller and each such agreement is, or will be, a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

(c)  No Conflict. Except as set forth in Section 4.1(c) of the Seller Disclosure Schedule, except as specifically contemplated in this Agreement, and except as would not have a Material Adverse Effect, the execution, delivery and performance by the Seller of this Agreement and the Ancillary Documents and the consummation by the Seller of the transactions contemplated hereby will not:

(i)  violate any provision of any law, rule or regulation, order, judgment or decree involving the Acquired Assets, Assumed Liabilities or the Business;

(ii)  require any consent or approval of, or material filing with or notice to, any Governmental Authority under any provision of law applicable to the Seller, except for any consent, approval, filing or notice requirement which becomes applicable solely as a result of the status or involvement of the Buyer or its Affiliates or which the Buyer or its Affiliates are otherwise required to obtain;

(iii)  violate any provision of the Seller’s certificate of incorporation or by-laws; or

(iv)  require any consent, approval or notice under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by the Seller under, any Assumed Contract.

(d)  Equity Interests.  The Equity Interests have been validly issued and are fully paid and nonassessable and are owned by the Seller, free and clear of all Liens other than restrictions under Securities Act of 1933, as amended.

(e)  Financial Information. Attached in Section 4(e) of the Seller Disclosure Schedule is financial data supplied by the Seller to the Buyer (“Financial Information”). The Financial Information was derived from the Books and Records of the Seller and was prepared in good faith.

(f)  Absence of Changes. Except as described in Section 4.1(f) of the Seller Disclosure Schedule, and except as permitted by Section 5.2, since March 31, 2005, the Business has been conducted only in the ordinary course in all material respects.

(g)  Absence of Undisclosed Liabilities. There are no material Liabilities included in the Assumed Liabilities of a type required by U.S. generally accepted accounting principles to be recorded on a balance sheet of the Seller, except for (i) Liabilities disclosed in the Financial Information or shown in the financial statements of the Seller, (ii) Liabilities which have arisen since March 31, 2005 in the ordinary course of the Business and which would not reasonably be expected to be materially adverse to the Business, and (iii) Liabilities otherwise disclosed (or within any materiality threshold contained in any other representation) in this Agreement or the Seller Disclosure Schedule.

(h)   Sufficiency of the Assets. The Acquired Assets, together with the matters which are the subject of the Ancillary Documents, constitute all of the material assets necessary and sufficient to conduct the Business in substantially the same manner as the Seller’s past practices.

(i)  Compliance with Laws. The Seller has complied in all material respects with all terms and conditions of all material Licenses and Permits and all laws and regulations of all Governmental Authorities applicable to the Business. Except as set forth in Section 4(i) of the Seller Disclosure Schedule, (A) the Seller has not been charged with and, to the Knowledge of the Seller, is not now under investigation with respect to, a violation of any applicable law, regulation, ordinance, order or other requirement of a Governmental Entity with respect to the Business or the Acquired Assets and (B) the Seller is not a party to or bound by any order, judgment, decree, injunction, rule or award of any Governmental Authority with respect to the Business or the Acquired Assets.

(j)  Title and Condition of Assets & Inventories. Except as set forth in Section 4.1(j)(i) of the Seller Disclosure Schedule, the Seller has good title to all machinery, equipment, Inventories, and other tangible assets necessary for the conduct of the Business as presently conducted and included in the Acquired Assets, free and clear of all Liens except Permitted Liens, and upon completion of the transactions contemplated hereby, the Buyer will acquire good title to all of the Acquired Assets, free and clear of all Liens except Permitted Liens. Except with respect to the items identified as E&O on Section 1.1(ii) of the Seller Disclosure Schedule, the Inventories are of a quality and quantity usable and salable in the ordinary course of the Business. All Inventories are valued in accordance with United States generally accepted accounting principles, consistently applied. Except as set forth in Section 4.1(j)(i) of the Seller Disclosure Schedule, there are no Inventories used in the Business that are held on consignment by a third party. Except as set forth in Section 4.1(j)(i) of the Seller Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, the buildings, fixtures and equipment included in the Acquired Assets are in sufficiently good operating condition and repair to permit their use in the continuing operations of the Business as such operations are presently conducted, subject to normal wear and tear. Section 4.1(j)(ii) of the Seller Disclosure Schedule sets forth a list of all Acquired Assets owned by another Person subject to a lease or agreement that constitutes an Assumed Contract.

(k)  Tax Matters. Except as set forth in Section 4.1(k) of the Seller Disclosure Schedule, the Seller has filed all material Tax Returns with respect to, and has paid all Taxes attributable to, the Business.

(l)  Legal Proceedings. Except as set forth in Sections 4.1(l), 4.1(n) and 4.1(q)(ii) of the Seller Disclosure Schedule, (i) there are no material Proceedings or orders pending or, to the Knowledge of Seller, threatened against or affecting the Acquired Assets or the Business, before or by any Governmental Authority, and (ii) the Seller is not subject to any material order, writ, injunction, judgment or decree of any court or any Governmental Authority rendered specifically against the Seller that relates to the Acquired Assets or the Business.

(m)  Licenses and Permits. Except as set forth in Sections 4.1(c) and 4.1(m) of the Seller Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect:

(i)  the Seller owns or possesses all Licenses and Permits; and

(ii)  no loss of any Licenses and Permits is pending in any Proceeding or, to the Knowledge of Seller, has been threatened in writing by a Governmental Authority, except for normal expirations in accordance with the terms thereof or applicable law or regulation.

(n)  Environmental Matters. Except as set forth in Section 4.1(n) of the Seller Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect:

(i)  the Seller owns or possessed all Licenses and Permits required under applicable Environmental Laws to conduct the Business in all material respects in the manner in which it is currently conducted in all jurisdictions in which the Business currently conducted;

(ii)  the Seller is in compliance in all material respects with all terms and conditions of all Licenses and Permits and with all other requirements of any applicable Environmental Laws relating to the Business, and to the Knowledge of Seller, it has complied with such terms within the applicable statute of limitations period;

(iii)  the Seller has not received any written notice or claim against the Seller alleging that it has violated any Environmental Laws with respect to the Business or that it is liable to any Person as a result of a release of any hazardous substance, material or waste (“Hazardous Substance”) at any location; and

(iv)  the Seller (A) is not subject to (1) any outstanding order from any Governmental Authority under any Environmental Laws relating to the Business or (2) any agreement with any Governmental Authority to investigate or remediate conditions involving the Business under any Environmental Laws, or (B) is a party to any pending Proceedings or, to the Knowledge of Seller, is the subject of any investigations by any Governmental Authority pursuant to any Environmental Laws involving the Business.

Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 4.1(n) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Hazardous Substances involving the Business.

(o)  Employees; Employee Benefit Plans. (i) Section 4.1(o) of the Seller Disclosure Schedule contains a true and complete list of all of the employees (whether full-time, part-time or otherwise) exclusively or primarily engaged in the operations of the Business (such employees, the “Business Employees”). Except as set forth in Section 4.1(o) of the Seller Disclosure Schedule, the Seller is not a party to or bound by any employment or consulting agreements with individuals who are engaged in the operations of the Business. The Seller has not received written notice from any Governmental Authority to the effect that it has improperly classified as an independent contractor any Business Employee. Except as set forth in Section 4.1(o) of the Seller Disclosure Schedule, the Seller has not made any verbal commitments to any Business Employees with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise that would be reasonably likely to result in material liability to the Buyer.

(ii) Except as set forth in Section 4.1(o)(ii) of the Seller Disclosure Schedule, the Seller does not maintain or contribute to any material “employee benefit plan” (within the meaning of section 3(3) of ERISA), incentive compensation, workers’ compensation, disability, vacation, leave of absence, severance, change-in-control or employment plan, program or agreement, stock option, bonus plan, or incentive plan or program for the benefit of any Transferred Employees (all such plans, the “Benefit Plans”). Copies or descriptions of the Benefit Plans will have been made available to the Buyer or its representatives prior to the Closing.

(p)  Labor Matters.  Except as set forth in Section 4.1(p) of the Seller Disclosure Schedule, the Seller is not a party to any U.S. or non-U.S. collective bargaining agreement or other labor union contract applicable to the Business Employees, nor, to the Knowledge of Seller, are there any activities or proceedings of any labor union to organize any Business Employees.

(q)  Intellectual Property.

(i) Section 4.1(q)(i) of the Seller Disclosure Schedule sets forth all of the Intellectual Property registrations and applications and material unregistered Intellectual Property that is or are owned by the Seller and is or are used or held for use primarily or exclusively in the Business as currently conducted or as contemplated to be conducted pursuant to the Product List & Roadmap and any proceedings or actions pending as of the date hereof before any court or tribunal (including the PTO or equivalent foreign agency) relating to same.

(ii)  Except as set forth in Section 4.1(q)(ii) of the Seller Disclosure Schedule, (a) the Seller or one of its Affiliates owns solely and has the right to assign free of any Lien (other than pre-existing licenses, covenants not to sue and similar agreements) all of the Intellectual Property that it is assigning to the Buyer pursuant to the Intellectual Property Agreement (collectively, the "Assigned Intellectual Property"); (b) the Seller or one of its Affiliates owns or has the right to grant to Buyer the licenses to the Exclusive IP and Restricted IP (each as defined in the Intellectual Property Agreement) in the Intellectual Property Agreement (the "Licensed Intellectual Property"); and (c) there are no actions that must be taken by the Buyer within three (3) months from the Closing Date, including the payment of fees or the filing of documents, for the purposes of maintaining, perfecting, or renewing any rights in any patent, registration or application for any Assigned Intellectual Property or any Licensed Intellectual Property owned by the Seller or one of its Affiliates.

(iii) Except as set forth in Section 4.1(q)(iii) of the Seller Disclosure Schedule:

    (A) in connection with their operation of the Business, to Knowledge of the Seller, none of the Seller or any of its Affiliates is materially infringing, misappropriating or otherwise violating any Intellectual Property of any third party;

    (B) the Seller has not received any written notice of, and there is no suit or proceeding pending or, to Knowledge of the Seller, threatened: (x) seeking to invalidate, or challenging Seller's sole ownership (subject to any pre-existing licenses, covenants not to sue and similar agreements) of any of the Assigned Intellectual Property or Licensed Intellectual Property, or (y) alleging that their use of Assigned Intellectual Property or Seller Licensed IP (as defined in the Intellectual Property Agreement) or operation of the Business as currently conducted or as contemplated to be conducted pursuant to the Product List & Roadmap misappropriates, infringes or otherwise violates any Intellectual Property of any third party; and

    (C) (x) the Assigned Intellectual Property and the Seller Licensed IP owned by Seller constitutes all the material Intellectual Property owned by or licensed to the Seller or one of its Affiliates and used in their operation of the Business; (y) the consummation of the transactions contemplated by this Agreement will not impair or extinguish any Assigned Intellectual Property or any Licensed Intellectual Property; and (z) no Assigned Intellectual Property or Licensed Intellectual Property is subject to any order, action or proceeding or march-in rights that restrict or are reasonably expected to restrict its use by the Buyer after the Closing Date in a manner consistent with its use by the Seller and their Affiliates prior to such date.

(iv) At the Closing, the Seller or one of its Affiliates will (a) provide to the Buyer, either by assignment or license in accordance with the Intellectual Property Agreement, all of the Intellectual Property (to the extent owned, or if not owned, then to the extent such Intellectual Property is otherwise licensable or assignable by the Buyer to the Seller) which the Buyer reasonably requires to conduct the Business after the Closing Date as it was conducted by the Seller and its Affiliates prior to such date or as contemplated to be conducted pursuant to the Product List & Roadmap; (b) transfer to the Buyer clear title, free of any Lien, to the Assigned Intellectual Property; and (c) license the Licensed Intellectual Property to the Buyer pursuant to the Intellectual Property Agreement (subject to the terms and conditions therein), free and clear of any Lien which would materially interfere with the terms of such license grant.

(v) The Seller is not a party to any Contract under which the Seller obtains or is a beneficiary of any license or right to use any Intellectual Property right which is used by the Business.

(vi) Neither the Seller nor any of its Afilliates has granted any licenses to the Licensed Intellectual Property, in whole or in part, either expressly or in the form of a covenant not to sue, to Direct Competitors (as defined in the Intellectual Property Agreement) in the field comprising the Business.

(vii) None of the Assigned Intellectual Property or Licensed Intellectual Property has been adjudged invalid or unenforceable in whole or part, and to the Knowledge of the Seller, all patents and registrations included in the Assigned Intellectual Property and Licensed Intellectual Property are valid and enforceable.

(viii) The Seller or one of its Affiliates has taken reasonable steps to maintain the confidentiality of all confidential Intellectual Property owned or held in connection with the Business and material thereto. To the Knowledge of the Seller, there has been no misappropriation of such material confidential Intellectual Property. To the Knowledge of the Seller, reasonable efforts have been made to ensure confidentiality provisions are in place for those Business employees and consultants having access to confidential Intellectual Property owned or held in connection with the Business and material thereto. To the Knowledge of the Seller, there is no material infringement of the Assigned Intellectual Property or the Licensed Intellectual Property by any third party, except as set forth in Schedule 4.1(q)(vii).

(ix) The Seller and its Affiliates maintain general policies that each employee, agent, consultant or contractor who has materially contributed to or participated in the creation or development of any copyrightable or patentable works or trade secrets that are (a) owned by the Seller or one of its Affiliates; (b) material to the Business; and (c) not owned initially by the Seller or one of its Affiliates by operation of law, either: (x) is a party to a work for hire agreement, or substantially similar agreement, under which the Seller or an Affiliate is deemed to be the original owner/author of all applicable Intellectual Property; or (y) has executed an assignment or an agreement to assign in favor of the Seller or an Affiliate, as applicable, all right, title and interest in such material. To the Knowledge of the Seller, there has been no material violation of such policy.

(r)  Assumed Contracts. Except as disclosed in Sections 1.1(i) or 4.1(c) of the Seller Disclosure Schedule, and except as would not reasonably be expected to have a Material Adverse Effect, (A) each Assumed Contract is valid, binding and enforceable against the Seller, (B) the Seller has performed in all material respects all obligations under the Assumed Contracts required to be performed by it, and the Seller has not received any claim of default under any Assumed Contract, (C) to the Knowledge of Seller, no other party is in breach of such Assumed Contract, and (D) the Seller has obtained, in writing from the applicable parties, all necessary consents required for the assignment of such Assumed Contracts.

(s)  Brokers, Finders, etc. Except as set forth in Section 4.1(s) of the Seller Disclosure Schedule, the Seller has not employed any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who is entitled to a fee or commission in connection with such transactions.

(t)  Investment Intention; Sophistication.  To the extent that the Seller acquires any securities of the Buyer (“Buyer Securities”) after the Closing pursuant to the Intellectual Property Agreement, the Seller hereby represents and warrants that it is acquiring such Buyer Securities for its own account, solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of federal law or any applicable securities law. The Seller understands that any such Buyer Securities will have not been registered under the Securities Act on the basis that the delivery of such securities pursuant to the Intellectual Property Agreement is exempt from the registration provisions thereof. The Seller acknowledges that any such securities may not be transferred or sold except pursuant to the registration and other provisions of application securities laws or pursuant to any applicable exemption therefrom.

4.2    Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller as follows:

(a)  Due Organization and Power. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of New Jersey and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

(b)  Authorization and Validity of Agreement. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby (including the execution and delivery of the Ancillary Documents) have been duly authorized by all requisite action of the boards of directors or similar governing bodies of the Buyer and its Affiliates, and no other corporate or other action on the part of the Buyer or its Affiliates is or will be necessary for the execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Documents will be, duly executed and delivered by the Buyer and each such agreement is, or will be, a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

(c)  No Conflict. Except for any consent, approval, filing or notice that would not, if not given or made, or any violation, conflict, breach, termination, default or acceleration which does not, materially impair the ability of the Buyer to consummate the transactions contemplated hereby, the execution, delivery and performance by Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby will not:

(i)  violate any provision of law, rule or regulation, order, judgment or decree applicable to the Buyer or any of its Affiliates;

(ii)  require any consent or approval of, or filing or notice to, any Governmental Authority under any provision of law applicable to Buyer or any of its Affiliates, except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of the Seller or which the Seller or any of their Affiliates are otherwise required to obtain;

(iii)  violate any provision of the certificate of incorporation or by-laws of the Buyer or any of its Affiliates; or

(iv)  require any consent or approval under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by the Buyer or any of its Affiliates under, any Contract to which the Buyer or such Affiliate is a party or by which it or any of its assets is bound or encumbered.

(d)  Brokers, Finders, etc. Neither the Buyer nor any of its Affiliates has employed any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who is entitled to a fee or commission in connection with such transactions.

(e)  Legal Proceedings; Registration. There are no Proceedings or orders pending, or to Knowledge of Buyer, threatened against or affecting the Buyer or any of its Affiliates, at law or in equity, before or by any Governmental Authority, and neither the Buyer nor any of its Affiliates is subject to any order, writ, injunction, judgment or decree of any court or any Governmental Authority rendered specifically against the Buyer or any of its Affiliates, which, would or seeks to, enjoin, rescind or materially delay the transactions contemplated by this Agreement or otherwise hinder the Buyer from timely complying with the terms and provisions of this Agreement. The Buyer is registered with the Directorate of Defense Trade Controls (DDTC).

(f)  Investigation. Buyer acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, the Buyer is relying on its own investigation and analysis in entering into the transactions contemplated hereby. The Buyer is knowledgeable about the industries in which the Business operates and is capable of evaluating the merits and risks of its purchase of the Acquired Assets as contemplated by this Agreement. The Buyer has been afforded access to the Books and Records, facilities and personnel of the Business for purposes of conducting a due diligence investigation of the Business.

(g)  Investment Intention.  The Buyer is acquiring the Equity Interests for its own account, solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of federal law or any applicable securities law. The Buyer understands that the Equity Interests have not been registered under the Securities Act on the basis that the sale provided for in this Agreement is exempt from the registration provisions thereof. The Buyer acknowledges that such securities may not be transferred or sold except pursuant to the registration and other provisions of application securities laws or pursuant to any applicable exemption therefrom.

4.3    No Other Representations or Warranties of the Parties. Each party hereto represents and warrants to the other, and agrees, that it is the explicit intent of each party hereto that, except for the express representations and warranties contained in this Article IV, neither party is making any representation or warranty whatsoever, express or implied, including any implied warranty or representation by Seller as to the condition, merchantability or suitability as to any of the Acquired Assets, and that (subject to those rights transferred by the Seller under Section 2.1(b)(vi)) the Buyer takes the Acquired Assets “as is” and “where is.” It is understood that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Buyer are not and shall not be deemed to be or to include representations or warranties of the Seller or any of its Affiliates.

ARTICLE V

COVENANTS

5.1    Confidentiality. The Buyer and the Seller will hold, and will cause their respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information relating to the other party and/or its Affiliates or the transaction contemplated in this Agreement in confidence in accordance with the provisions of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

5.2    Equity Interests; K2 Optronics Documents. (a) The parties acknowledge and agree that the Equity Interests are subject to certain rights of first refusal and co-sale rights (the “Restrictive Provisions”) contained in the first amended and restated right of first refusal and co-sale agreement by and among K2 Optronics, Inc. and the stockholders named therein, including the Seller and the Buyer (the “K2 Agreement”) and, prior to selling any of the Equity Interests, the Seller must comply with such provisions or such provisions must be waived by the other stockholders and K2 Optronics, Inc. under K2 Agreement. In the event that the Seller is prohibited from transferring the Equity Interests to the Buyer on the Closing Date pursuant to the K2 Agreement, each of the Seller and the Buyer shall use its reasonable best efforts to cause the other parties to the K2 Agreement to consent to the sale of the Equity Interests without requiring the Seller’s compliance with the Restrictive Provisions in order to permit the sale of the Equity Interests to the Buyer within 45 days following the Closing Date. In the event that the necessary consents are not obtained and the Seller is required to comply with the Restrictive Provisions, the Seller shall sell the Equity Interests, or permitted portion thereof, to the Buyer in accordance with the procedures specified in the K2 Agreement, including compliance with the Restrictive Provisions; provided, that the Buyer shall not be obligated to spend more than $500,000 in order to comply with the Restrictive Provisions. In the event that the Seller has not sold all of its Equity Interests to the Buyer within forty-five (45) days of the Closing Date (the “Subject Date”) due to the exercise by the other parties to the K2 Agreement of their rights of first refusal or co-sale rights, the Seller shall refund to the Buyer within 5 Business Days following the Subject Date an amount equal to the product of (i) $500,000 and (ii) the fraction in which the numerator is the difference of the total number of Equity Interests owned by the Seller on the date hereof minus the number of Equity Interests actually sold by the Seller to the Buyer pursuant to this Agreement and the denominator is the total number of Equity Interests owned by the Seller on the date hereof, which refund shall be treated as a reduction to the Purchase Price for purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event that less than all of the Seller’s Equity Interests are sold to the Buyer pursuant to this Agreement, the parties hereby agree that the representation contained in Section 4.1(d) shall be deemed to have been made only with respect to those Equity Interests actually sold by the Seller to the Buyer.

(b) The Buyer and the Seller shall execute all agreements and obtain all consents required from K2 Optronics, Inc. or its other stockholders in connection with the sale of any of the Equity Interests.

5.3    Public Announcements.  Neither the Seller nor the Buyer will, without the prior consent of the other party, make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure relating to this Agreement or the transactions contemplated hereunder, except as required by law or the policies of a national securities exchange or interdealer automated quotation system on which such party’s securities are traded and after consultation with the other party. Except as required by law or the policies of a national securities exchange or interdealer automated quotation system on which such party’s securities are traded, the timing and content of announcements concerning these matters will be by mutual agreement.

5.4    Certain Tax Matters. Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Buyer. The Seller and Buyer shall cooperate in timely making all filings, Tax Returns, reports and forms as may be required in respect of Transfer Taxes.

5.5    Post-Closing Books and Records; Regulatory Assistance.

(a)  On the Closing Date, or as soon thereafter as practicable, the Seller shall deliver or cause to be delivered to the Buyer all Books and Records, if any, subject to the following exceptions:

(i)  the Seller may retain all Books and Records prepared in connection with the sale of the Acquired Assets, including bids received from other parties and analyses relating to the Business;

(ii)  the Seller may retain any Tax Returns, and the Buyer shall be provided with copies of Tax Returns relating to the Acquired Assets; and

(iii)  the Seller may retain file copies of all such Books and Records.

(b)  The Buyer shall, and shall cause its Subsidiaries to, preserve and keep the Books and Records of the Business acquired by the Buyer pursuant to this Agreement or held by the Seller at or after the Closing for a period of ten years from the Closing Date, or for any longer periods required by any Governmental Authority or ongoing litigation, and the Buyer shall, and shall cause its Subsidiaries to, make such Books and Records available to the Seller as may be reasonably requested by the Seller for any purpose, including for purposes of determining any Liability under this Agreement. If the Buyer or the Seller wish to destroy any such Books and Records after that time, the Buyer shall give 90 days’ prior written notice to the Seller and the Seller shall have the right, at its option, upon written notice given to the Buyer within that 90-day period, to take possession of the Books and Records within 120 days after the date of the Seller’s notice to the Buyer.

(c)  The Seller shall provide the Buyer with reasonable access to other books and records relating to the Business that the Buyer requests to review in connection with its ownership and operation of the Acquired Assets, any regulatory filings required to be made by the Buyer with respect to such assets, or the satisfaction of any Assumed Liabilities.

(d)  The Buyer shall cooperate with the Seller in the preparation for and prosecution of the defense of any audit, claim or action arising out of or relating to any Excluded Liabilities or other obligations or liabilities which have not been assumed by the Buyer under this Agreement including by making available evidence within the control of the Buyer and persons needed as witnesses employed by the Buyer, in each case as reasonably needed for such defense.

(e)  The Seller shall cooperate with the Buyer to provide the Buyer with assistance in connection with regulatory filings required to be made following the consummation of the transactions contemplated in this Agreement with respect to the Acquired Assets, including making available and facilitating the cooperation of employee(s) of the Seller who are knowledgeable with respect to applicable governmental regulations relating to the Acquired Assets in order to reasonably assist the Buyer in making any such required regulatory filings and/or notifications with relevant Governmental Authorities.

5.6    Employees.

(a)  Continuity of Employment.

(i)  The parties hereto intend that there shall be continuity of employment with respect to certain Business Employees. The Buyer shall offer employment on or prior to the Closing Date to those Business Employees listed on Schedule 5.6(a)(i) of the Seller Disclosure Schedule on the terms set forth below and the Seller shall use its reasonable best efforts to cause such Business Employees to accept employment with the Buyer. Subject to the last sentence of this clause (i), on the Closing Date and for at least one year thereafter, the Buyer shall provide each employee who accepts employment with the Buyer (each a “Transferred Employee”) with a base salary or wages, as applicable, and an annual bonus opportunity at least equal to that provided to such employee immediately prior to the Closing Date, and shall provide benefits to such Transferred Employees that are at least comparable to those provided to such employees immediately prior to the Closing Date. Notwithstanding the foregoing, subject to the Buyer’s obligations set forth below, nothing herein shall be construed to require the Buyer to limit or restrict the ability of the Buyer to terminate the employment of the Transferred Employees following the Closing Date. The Buyer shall (A) credit the Transferred Employees for periods of services with the Seller and its Subsidiaries for eligibility and vesting purposes under any benefit plans of the Buyer or its Affiliates in which the Transferred Employees are offered the opportunity to participate and (B) allow the Transferred Employees to roll over or otherwise transfer account balances (including loan balances) from the Seller’s 401(k) Retirement Savings Plan to a similar qualified defined contribution plan maintained by the Buyer or any of its Affiliates. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that the Seller shall remain liable after the Closing Date for all liabilities relating to Business Employees other than the Transferred Employees. Notwithstanding the foregoing, nothing in this Section 5.6 shall restrict the Buyer from subsequently terminating the at-will employment of any individual Transferred Employee.

(ii)  The Buyer shall be liable for any amounts (A) to which any Transferred Employee is or becomes entitled pursuant to an Assumed Contract, and (B) that exist or arise (or may be deemed to exist or arise) under any applicable law or otherwise with respect to any Transferred Employee, as a result of, or in connection with, (1) the employment of any Transferred Employee by the Buyer after the Closing Date or (2) the termination of employment of any Transferred Employee by the Buyer after the Closing Date.

(iii) With respect to those Business Employees identified on Schedule 5.6(a)(iii) of the Seller Disclosure Schedule (each a “Transition Employee”), the Buyer shall offer temporary employment on or prior to the Closing Date and the Seller shall use its reasonable best efforts to cause such Transition Employees to accept temporary employment with the Buyer. The Buyer shall offer each Transition Employee a base salary or wages, as applicable, at least equal to that provided to such employee immediately prior to the Closing Date, and shall offer benefits to such Transition Employees that are standard for those offered to the Buyer’s contract hires. So long as the affected Transition Employee executes a general and special release in a form acceptable to the Buyer, the Buyer shall provide severance benefits substantially equivalent to the benefits listed on Schedule 5.6(b) to each Transition Employee whose employment is terminated by the Buyer on or before one year after the Closing Date other than terminations in circumstances that would not require payments of severance benefits under the Seller’s severance plans. The Seller shall reimburse the Buyer for any severance payments and severance-related benefits (including COBRA, to the extent applicable) paid to any Transition Employee who is terminated by the Buyer within one year after the Closing Date in accordance with the terms of such policies.

(b)  Severance Payments.  So long as the affected Transferred Employee executes a general and special release in a form acceptable to the Buyer, the Buyer shall provide severance benefits substantially equivalent to the benefits listed on Schedule 5.6(b) to each Transferred Employee whose employment is terminated involuntarily by the Buyer on or before one year after the Closing Date other than terminations in circumstances that would not require payments of severance benefits under the Seller’s severance plans.

(c)  WARN. The Seller shall provide any required notice under WARN and any other applicable law, and shall otherwise comply with any such statutes with respect to any “plant closing” or “mass layoff” (as those terms are defined in WARN) or similar event affecting any Transferred Employees or Transition Employees occurring on or after the Closing Date, and the Seller shall be liable for all obligations in respect of such notices (or lack thereof) and payments (or lack thereof) required to be provided under WARN to any such Transferred Employees or Transition Employees, and shall indemnify and hold harmless the Buyer from any Liability under WARN and any other related applicable laws that may arise on or after the Closing Date.

(d)  COBRA. Subject to Seller’s reimbursement obligation pursuant to Section 5.6(a)(iii), the Buyer shall be liable for all notices (or lack thereof) and benefits (or lack thereof) required to be provided to Transferred Employees and Transition Employees under COBRA on or after the Closing Date and shall be responsible for all Liabilities with respect to the provision of any notice and benefits (or lack thereof) to any Transferred Employees that arise under COBRA. Further, subject to Seller’s reimbursement obligation pursuant to Section 5.6(a)(iii), the Buyer shall provide any required notices and benefits and to indemnify and hold harmless the Seller from any Liability, under COBRA and any other related applicable laws that may arise on or after the Closing Date in connection with the Transferred Employees or Transition Employees.

5.7    Use of Trademarks. Within 180 days after the Closing, the Buyer shall and shall cause its Affiliates to obliterate, cover or remove all Trademarks that are not included in the Assigned Intellectual Property (the “Seller Trademarks”) from all materials in any media in their possession or control, including product literature, labels, promotional material, signage, packaging and stationery. During such 180-day period, if any such materials are used by the Buyer or its Affiliates, they shall use them only in a manner that is consistent with such use prior to the Closing and shall conspicuously note thereon that ownership of the Business has transferred to the Buyer. The Buyer and its Affiliates shall not use any Seller Trademarks (or any Trademarks confusingly similar thereto) more than 180 days after the Closing, except for use of the name “JDS Uniphase” in a neutral, non-trademark sense to describe accurately the history of the Business or as required by applicable law. Notwithstanding the foregoing, the Buyer shall not be required to remove until the second anniversary of the Closing the Seller Trademarks or any other mark, design or logo previously or currently used by the Seller from Inventories of the Business that are in existence or on order as of the Closing Date, nor shall the Buyer be required to remove such Trademarks or any other mark, design or logo from schematics, plans, manuals, drawings, machinery, tooling including hand tools, and the like of the Business in existence as of the Closing Date to the extent that such materials are used solely in the ordinary internal conduct of the Business and are neither generally observed by the public nor intended for use as means to effectuate or enhance sales.

5.8    Real Property License. The Seller, as the beneficiary under a license to use a portion of the premises in Ewing, New Jersey on which the Business is currently conducted (the “Ewing Facility”) pursuant to that certain transition services agreement between the Seller and Fabrinet Corporation (“Fabrinet”) dated May 27, 2005, hereby agrees that the Buyer shall be entitled to use the property and facilities located at the Ewing Facility in order to conduct the Business to the extent, and only to the extent, that such property and facilities were used at the Ewing Facility in the conduct of the Business immediately prior to the Closing. The Buyer (i) acknowledges that Fabrinet and the Seller are required by the landlord of the Ewing Facility to vacate such facility no later than November 30, 2005 and (ii) hereby agrees to use its reasonable best efforts to cease operations at the Ewing Facility on or before November 1, 2005 and, in any event, to vacate the Ewing Facility no later than November 30, 2005.

5.9    Non-Solicitation; Non-Hire. For a period of five years after the Closing Date, the Seller shall not, directly or indirectly, on its own behalf or on behalf of any other Person, solicit the employment of, or hire, any Transferred Employee, except that nothing in this Section 5.9 shall prohibit the Seller from hiring or soliciting the employment of any Person who responds to a general solicitation not directed solely at Transferred Employees.

5.10    Non-Competition. For a period of five years from the Closing, the Seller shall not directly or indirectly engage in any activity or business that is substantially in competition with the Business (“Competitive Activities”), including selling goods or services of the type sold by the Business. Notwithstanding anything to the contrary contained in this Section 5.10, the Buyer hereby agrees that the foregoing covenant shall not be deemed breached as a result of: (i) the acquisition of the Seller by a Person that engages in Competitive Activities; (ii) the ownership by the Seller of less than an aggregate of 5% of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities; or (iii) the direct or indirect acquisition by the Seller of any Person that engages in Competitive Activities and the subsequent continuation of the conduct of such Competitive Activities after such acquisition, except that if the Competitive Activities of such acquired Person comprise more than 10% of the total business activities of such acquired Person (determined on the basis of gross revenues generated thereby), the Seller shall use commercially reasonable efforts to sell or otherwise dispose of the portion of the business of the acquired Person that is engaged in Competitive Activities as promptly as reasonably practicable after the consummation of the acquisition of such Person.

5.11    Warranty Claims. The Buyer hereby agrees to provide warranty coverage to the Seller’s customers arising under warranty claims for products sold by the Business prior to the Closing and shall invoice the Seller quarterly for any such warranty claims, at a rate equal to the aggregate cost of satisfying such warranty claims plus an amount equal to 10% of such cost. The Seller agrees that it shall provide the Buyer with reasonable access to records relating to any product which is the subject of such a claim and shall make available employees of the Seller with knowledge of the Seller’s warranty claim practice in order to assist the Buyer in satisfying any such warranty claims.

5.12    Compliance with ITAR. The Buyer hereby acknowledges that certain of the Acquired Assets are regulated by the International Trade in Arms Regulation and hereby agrees to take all actions necessary to comply with such regulation in connection with its acquisition of the Acquired Assets and its operation of the Business.

5.13    Customer Inquiries.  The Seller will use its commercially reasonable efforts to refer to the Buyer all written inquiries relating to the Business.

ARTICLE VI

INDEMNIFICATION

6.1    Indemnification Obligations of the Seller.

(a)   The Seller hereby agrees to indemnify, defend and hold harmless the Buyer and its Affiliates and each of their respective officers, directors, employees, agents and representatives (the “Buyer Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages of any kind or nature whenever (hereinafter "Buyer Losses") arising out of or relating to: (i) any Excluded Liability; (ii) any breach or inaccuracy of any representation or warranty made by the Sellers in this Agreement; and (iii) any breach of any covenant, agreement or undertaking made by the Sellers in this Agreement. The Buyer shall give the Seller prompt written notice of any third party claim which may give rise to any indemnity obligation under this Section, together with the estimated amount of such claim, and the Seller shall have the right to assume the defense of any such claim through counsel of its own choosing, by so notifying the Buyer within sixty (60) days of receipt of the Buyer’s written notice. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. If the Buyer desires to participate in any such defense assumed by the Seller, it may do so at its sole cost and expense. If the Seller declines to assume any such defense, it shall be liable for all reasonable costs and expenses of defending such claim incurred by the Buyer, including reasonable fees and disbursements of counsel in the event it is ultimately determined that Seller is liable for such claim pursuant to the terms of this Agreement. No party shall, without the prior written consent of the other parties, which shall not be unreasonably withheld, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the other parties or any Subsidiary or Affiliate thereof or if such settlement or compromise does not include an unconditional release of the other parties for any liability arising out of such claim or demand or any related claim or demand.

(b)  The foregoing obligation to indemnify the Buyer Indemnified Parties shall be subject to each of the following limitations:

(i)  The Seller’s indemnification obligations for any breach of its representations and warranties shall survive only for a period of one year after the Closing, and thereafter all such representations and warranties of the Sellers under this Agreement shall be extinguished; provided, that, the representations and warranties in Sections 4.1(a), (b), (d), (j) (but only the first sentence), (k) and (s) shall survive the Closing for a period ending 30 days after the termination of the applicable statute of limitations. No claim for the recovery of such Buyer Losses may be asserted by Buyer after the termination of the applicable period described above; provided, however, that claims first asserted in writing with specificity within such period shall not thereafter be barred;

(ii)  No reimbursement for Buyer Losses asserted against the Seller under Section 6.1(a)(ii) above shall be required unless and until the cumulative aggregate amount of such Buyer Losses equals or exceeds $250,000 (the "Threshold") and then only to the extent that the cumulative aggregate amount of Buyer Losses, as finally determined, exceeds said Threshold; provided that in calculating such Threshold any Buyer Losses which individually total less than $10,000 each ("De Minimis Losses") shall be excluded in their entirety and Seller in any event shall have no liability hereunder to the Buyer Indemnified Parties for any such De Minimis Losses; and

(iii) The Seller’s indemnification obligations shall be capped at, and shall not exceed, $750,000 (the “Cap Amount”); provided, that claims with respect to an Excluded Liability or based on fraud or intentional misconduct shall not be subject to the Cap Amount.

(c)  The indemnities provided in this Section 6.1 shall survive the Closing. The indemnity provided in this Section 6.1 shall be the sole and exclusive remedy of the indemnified party against the indemnifying parties at law or equity for any matter covered by paragraphs (a) (other than (a)(i)) and (b).

(d)  Notwithstanding anything to the contrary contained in this Agreement, except to the extent arising from fraud, bad faith or intentional misrepresentation, the Seller shall not be liable to the Buyer Indemnified Parties for any indirect, special, indirect, incidental, consequential (including loss of revenue or profit) or punitive damages arising out of this Agreement or any of the Ancillary Documents.

6.2    Indemnification Obligations of the Buyer.

(a)  The Buyer will indemnify and hold harmless the Seller and its Affiliates and each of their respective officers, directors, employees, agents and representatives (the “Seller Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages of any kind or nature whenever (hereinafter "Seller’s Losses"; together with Buyer Losses, "Losses") arising out of or relating to: (i) the Assumed Liabilities; (ii) any breach or inaccuracy of any representation or warranty made by the Buyer in this; and (iii) any breach of any covenant, agreement or undertaking made by the Buyer in this Agreement. The Seller shall give the Buyer prompt written notice of any third party claim which may give rise to any indemnity obligation under this Section, together with the estimated amount of such claim, and the Buyer shall have the right to assume the defense of any such claim through counsel of its own choosing, by so notifying the Seller within sixty (60) days of receipt of the Seller’s written notice; provided, however, that the Buyer’s counsel shall be reasonably satisfactory to the Seller. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. If the Seller desires to participate in any such defense assumed by the Buyer it may do so at its sole cost and expense. If the Buyer declines to assume any such defense, it shall be liable for all costs and expenses of defending such claim incurred by the Seller, including reasonable fees and disbursements of counsel. No party shall, without the prior written consent of the other parties, which shall not be unreasonably withheld, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of an of the other parties or any Subsidiary or Affiliate thereof or if such settlement or compromise does not include an unconditional release of the other parties for any liability arising out of such claim or demand.

(b)  The foregoing obligation to indemnify the Seller Indemnified Parties shall be subject to each of the following limitations:

(i)  The Buyer’s indemnification obligation for any breach of the representations and warranties described in Article V of this Agreement shall survive for only a period of one year after the Closing, and thereafter all such representations and warranties of the Buyer under this Agreement shall be extinguished; provided, that, the representations and warranties in Sections 4.2(a) and (b) shall survive the Closing for a period ending 30 days after the termination of the applicable statute of limitations. No claim for the recovery of such Seller’s Losses may be asserted by the Seller after such one year period; provided, however, that claims first asserted in writing with specificity within such period shall not thereafter be barred;

(ii)  No reimbursement for Seller’s Losses asserted against Buyer under Section 6.2(a)(ii), above shall be required unless and until the cumulative aggregate amount of such Seller’s Losses equals or exceeds the Threshold and then only to the extent that the cumulative aggregate amount of Seller’s Losses, as finally determined, exceeds said Threshold; provided that in calculating such Threshold any Seller’s Losses which individually total less than the De Minimis Losses shall be excluded in their entirety and the Buyer in any event shall have no liability hereunder to the Seller Indemnified Parties for any such De Minimis Losses;

(iii)  The Buyer’s indemnification obligations shall be capped at, and shall not exceed, the Cap Amount; provided, that claims with respect to an Assumed Liability or based on fraud or intentional misconduct shall not be subject to the Cap Amount.

(c)  The indemnities provided in this Section 6.2 shall survive the Closing. The indemnity provided in this Section 6.2 shall be the sole and exclusive remedy of the indemnified parties against the indemnifying party at law or equity for any matter covered by paragraphs (a) and (b).

(d)  Notwithstanding anything to the contrary contained in this Agreement, except to the extent arising from fraud, bad faith or intentional misrepresentation, the Buyer shall not be liable to the Seller Indemnified Parties for any indirect, special, indirect, incidental, consequential (including loss of revenue or profit) or punitive damages arising out of this Agreement or any of the Ancillary Documents.

6.3    Indemnification Calculations.

(a)  The amount of any Losses for which indemnification is provided under this Article VI shall be computed net of any insurance proceeds (less deductibles, co-pays, retentions, offsets, costs of investigation, attorneys fees, and other costs incurred in collecting the insurance proceeds) received by the indemnified party in connection with such Losses.

(b)  The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

(c)  The indemnified party shall be obligated to use all commercially reasonable efforts to pursue in good faith claims under any applicable insurance policies and against other third parties who may be responsible for Losses.

ARTICLE VII

MISCELLANEOUS

7.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified first-class mail return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)  if to the Seller, to it at:

JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA 95131
Attention:  General Counsel
Facsimile: (408) 546-4350

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:  Alan G. Schwartz
Facsimile: (212) 455-2502

(ii)  if to the Buyer, to it at:

EMCORE Corporation
145 Belmont Drive
Somerset, New Jersey 08873
Attention:   Legal Department
Facsimile: (732) 302-9783

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:  Thomas H. Kennedy
Facsimile: (917) 777-2526

7.2    Counterparts; Facsimile Copies. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Any signature to this Agreement delivered by facsimile copy shall be deemed to be an original.

7.3    Entire Agreement. This Agreement (including any exhibits or annexes hereto (including, when executed, the Ancillary Documents), the documents referred to herein (including the Confidentiality Agreement) and the Seller Disclosure Schedule) constitute the entire agreement among all the parties hereto and supersedes all prior agreements and understandings, oral and written, among all the parties hereto with respect to the subject matter hereof.

7.4    No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the parties hereto or their respective successors and assigns, any rights, remedies or Liabilities under or by reason of this Agreement.

7.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

7.6    Amendment and Modification; Waiver. Subject to applicable law, this Agreement may be amended, modified and supplemented as provided in this Section 7.6 or by a written instrument authorized and executed on behalf of the Buyer and the Seller at any time prior to the Closing Date with respect to any of the terms contained herein. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

7.7    Expenses. Whether or not the Closing is consummated, neither the Seller, on the one hand, nor the Buyer, on the other hand, shall have any obligation to pay any of the fees and expenses of the other incident to the negotiation, preparation, and execution of this Agreement, including the fees and expenses of counsel, accountants, investment bankers, and other experts.

7.8    Enforcement; Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal courts of the United States located in the City of New York, Borough of Manhattan, State of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of New York. Nothing herein shall in any way be deemed to limit the ability of the Seller to serve any writs, process or summons in any other manner permitted by applicable law or to obtain jurisdiction over the Buyer in such other jurisdictions and in such manner as may be permitted by applicable law.

7.9    Waiver of Jury Trial.  THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

7.10    Seller Disclosure Schedule. Disclosures included in the Seller Disclosure Schedule shall be considered to be made for all other representations, warranties, or covenants under this Agreement to the extent that they are reasonably apparent from such disclosures that they also relate to such other representations, warranties, or covenants. Inclusion of any matter or item in any section of the Seller Disclosure Schedule does not imply that such matter or item would, under the provisions of this Agreement, have to be included in any other section of the Seller Disclosure Schedule or that such matter or term is otherwise material. For purposes of determining any Liability of the Seller following the Closing for misrepresentation or breach of any representation or warranty under this Agreement, the Seller Disclosure Schedule delivered by the Seller shall be deemed to include the information contained therein on the date of this Agreement and such other information as may be set forth in any written amendment or supplement delivered by the Seller to the Buyer prior to the Closing (including any supplement which adds an additional section to, and a corresponding reference thereto in, this Agreement).

7.11    Mutual Drafting.  The parties hereto have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

7.12    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

7.13    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

JDS UNIPHASE CORPORATION

By:
Name:
Title:

EMCORE CORPORATION

By:
Name: Howard W. Brodie
Title:  Executive Vice President